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SEC[...] 08025898 [...]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66931

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/05/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEQUOT FINANCIAL SERVICES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Pequot Financial Services, Inc., D/B/A
Pequot Capital Financial Services
(No. and Street)

500 Nyala Farms Road, Westport, CT 06880
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Francis X. Curley 203-429-2224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolin, Weiner and Evens, LLP
(Name – *if individual, state last, first, middle name*)

400 Garden City Plaza, Garden City NY 11530
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 4 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis X. Curley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pequot Financial Services, Inc., as of February 1st, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

SUSAN M. DeMAIO
Notary Public, State of New York
No. 31-4902429
Qualified in New York County
Commission Expires Oct. 13, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEQUOT FINANCIAL SERVICES, INC.
D/B/A PEQUOT CAPITAL FINANCIAL SERVICES

FINANCIAL STATEMENTS

January 1, 2007 Through December 5, 2007
(Termination of Operations)

Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS

PEQUOT FINANCIAL SERVICES, INC.
D/B/A PEQUOT CAPITAL FINANCIAL SERVICES

FINANCIAL STATEMENTS
January 1, 2007 Through December 5, 2007
(Termination of Operations)

mwe

Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Accountants

Board of Directors
Pequot Financial Services
d/b/a Pequot Capital Financial Services

We have audited the accompanying statement of financial condition of Pequot Financial Services, Inc. d/b/a Pequot Capital Financial Services (the "Company") as of December 5, 2007 and the related statements of operations, changes in stockholder's equity and cash flows for the period from January 1, 2007 through December 5, 2007 (termination of operations) that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pequot Financial Services, Inc. d/b/a Pequot Capital Financial Services at December 5, 2007, and the results of its operations and its cash flows for the period from January 1, 2007 through December 5, 2007 (termination of operations) in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer + Evens LLP

Garden City, New York
January 31, 2008

Headquarters
400 Garden City Plaza, Suite 500, Garden City, NY 11530-3323 Tel: 516 747-2000 Fax: 516 747-6707 www.mwellp.com
New York Office
330 Madison Avenue, 15th Floor, New York, NY 10017-5001 Tel: 212 973-1000 Fax: 212 973-1004 www.mwellp.com

PEQUOT FINANCIAL SERVICES, INC.
D/B/A PEQUOT CAPITAL FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

December 5, (Termination of Operations)	**2007**
ASSETS	
Current Assets:	
Cash	$ 137,718
Prepaid expense	3,168
Total Assets	$ 140,886
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities:	
Accrued expenses	$ 40,600
Total Liabilities	40,600
Commitments (Note 2)	-
Stockholder's Equity:	
Common stock, $0.01 par value; authorized 10,000 shares; issued and outstanding - 10,000 shares	100
Additional paid-in capital	6,970,406
Retained deficit	(6,870,220)
Total Stockholder's Equity	100,286
Total Liabilities and Stockholder's Equity	$ 140,886

The accompanying notes are an integral part of this statement.

1. Organization, Nature of Business and Summary of Significant Accounting Policies

Organization and nature of business - Pequot Financial Services, Inc. d/b/a Pequot Capital Financial Services (the "Company") is a Delaware corporation and was organized in 2005. The Company was a registered broker/dealer with the Securities and Exchange Commission (SEC) and was required to maintain a minimum net capital pursuant to SEC rule 15c3-1. The Company was established to engage in private placement of securities and conduct business as a placement agent to sell private interests in affiliated funds and other private companies. On December 5, 2007, the Company filed to deregister as a broker/dealer with the SEC and management intends on dissolving the entity.

Through December 5, 2007, the Company has not generated any revenue. The Company's operating costs have been funded by capital contributions from the sole stockholder of the Company. It is the intent of the stockholder of the Company to fund all capital requirements of the Company at least through January 1, 2009 or its dissolution, whichever comes first.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash - The Company maintains cash deposits at banks, which may, at times, exceed applicable insurance limits.

Income taxes - Deferred tax provisions and benefits are calculated for certain transactions and events because of differing treatments under generally accepted accounting principles and the currently enacted tax laws of the Federal and State governments. The results of these differences on a cumulative basis, known as temporary differences, results in the recognition and measurement of deferred tax assets and liabilities in the statement of financial condition.

2. Related Party Transactions

The Company has a lease and shared services agreement with Pequot Capital Management, Inc. (PCMI). The sole stockholder of the Company is also a stockholder in PCMI.

This agreement requires the Company to reimburse PCMI for office space and compensation and related employee expenses. The agreement is for a term of one year and may be terminated by either party by 30 days written notice.

For the period January 1, 2007 through December 5, 2007 (termination of operations) the Company incurred rent expense of $136,733 and employee compensation and benefits of $3,030,310.

3. Income Taxes

Since inception the Company has incurred net operating losses and, accordingly, no provision for income taxes has been recorded.

At December 5, 2007 the Company has unused net operating loss carryforwards of approximately $6,870,000. The net operating loss carryforwards will expire beginning 2027 or upon dissolution of the Company.

The Company's deferred tax assets resulting from the loss carryforwards are as follows:

	Total	Federal	State and Local
Net operating loss carryforwards	$ 3,055,000	$1,966,000	$1,089,000
Valuation allowance	(3,055,000)	(1,966,000)	(1,089,000)
Net deferred tax assets	$ -	$ -	$ -

In 2007, the valuation allowance increased approximately $1,437,000.

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Among other matters, realization of the entire deferred tax asset is dependent on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. At this time, management cannot conclude that it is more likely than not that the deferred tax assets will be realizable. Accordingly, the Company has recorded a valuation allowance equal to the entire amount of the deferred tax assets.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (rule 15c3-1) of the Securities and Exchange Commission, which requires that aggregate indebtedness, as defined, shall not exceed 1500% of net capital, as defined. At December 5, 2007, the Company had net capital of $97,118

which was $92,118 in excess of the amount required to be maintained at that date and had a percentage of aggregate indebtedness to net capital of 42%.

There were no subordinated borrowings at any time during the period January 1, 2007 through December 5, 2007 (termination of operations).

END